Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated November 18, 2008

Item 1

ULTRAPAR PARTICIPAÇÕES S.A. PUBLICY TRADED COMPANY CNPJ Nº 33.256.439/0001-39

MARKET ANNOUNCEMENT

In addition to the Material Notice and to the Market Announcement released, respectively, on June 6, 2008 and October 13, 2008, Ultrapar Participações S.A. (“Ultrapar”), hereby announces that the acquisition of União Terminais e Armazéns Gerais Ltda. (“União Terminais”) has been concluded today with the purchase of 100% of the social capital of Lexington Participações Ltda. (“Lexington”), held by Unipar – União das Indústrias Petroquímicas S.A., pursuant to the Sale and Purchase Agreement of Shares signed on June 6, 2008. Lexington is the special purpose entity, that incorporated the spun-off stake of União Terminais on September 30, 2008, becoming, by succession, owner of the shares representative of 50% (fifty per cent) of the social capital of União/Vopak Armazéns Gerais Ltda. (“União/Vopak”), formerly owned by União Terminais. União/Vopak owns a port terminal in Paranaguá (in the state of Paraná) with storage capacity of 60 thousand cubic meters for the handling of vegetable oils and chemical products.

Ultracargo paid, for the acquisition of Lexington, the final value of R$ 22 million.

The acquisition of União Terminais, which was concluded with the transfer of Lexington, is a relevant investment for Ultrapar (according to Article 247, of Brazilian Corporate Law) and will be submitted to deliberation on the Extraordinary General Meeting, under the terms of the article 256 of Brazilian Corporate Law. Considering that up to the present date, the appraisal of the equity at market value of the acquired companies was not concluded as required by item II (b) of Article 256, at this moment it is not possible to define whether shareholders who eventually dissent from the decisions taken at the extraordinary general meeting to approve the acquisition will have or not appraisal right. Ultrapar will inform its shareholders and the market in due course about the extraordinary general meeting and the applicability or not of appraisal right. In the event the acquisition entitles appraisal right, dissenting shareholders who can exercise this right are the shareholders who own common shares issued by the Company without interruption since the release of the Material Notice on June 06, 2008, including this date.

Additional information about União Terminais is available at Ultrapar’s website (www.ultra.com.br).

São Paulo, November 18, 2008

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 19, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Market Announcement)